SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 23, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 23, 2007 regarding “Ericsson publishes the 2006 Annual Report”.

Press release March 23, 2007

Ericsson publish the 2006 Annual Report

Ericsson (NASDAQ:ERIC) is today publishing the Annual Report for the year of 2006 under the heading of Driving Change and Create Opportunities.

The company and its 63,800 employees generated a net sale of SEK 177.8 billion, which is an increase of 17% compared to last year. The operating income reached SEK 35.8 billion, up from last year’s 33.1

You will find the annual report on http://www.ericsson.com/ericsson/investors/index.shtml

New to this annual report is page 136, Compensations, which describes our remuneration system.

Read more at: http://www.ericsson.com

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 23, 2007